June 16, 2008

VIA EDGAR and FAX

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Attention Mr. H. Christopher Owings

Re:  Pool Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Definitive Proxy Statement on Schedule 14A
Filed March 28, 2008
File No. 000-26640

Dear Mr. Owings:

As per our telephone conversation with Staff Accountant, Yong Kim, on Monday, June 16, 2008, we hereby confirm our request for and your grant of a two week extension to provide our response to the Staff’s June 4, 2008 comment letter.  We anticipate completing and submitting our response on or before July 2, 2008.

Thank you for your courtesy and consideration.  If you have any questions or comments, please call me at your convenience.

Sincerely,

/s/  Mark W. Joslin
Mark W. Joslin
Vice President, Chief Financial Officer